Explanation of Changes in Results of Operations

Attachment to form NT-10-K 2006

InteliSys Aviation Systems of America ( IYSA)

On June 29, 2006, certain of our subsidiaries which were incorporated in Canada, Convergix Inc., Cynaptec Information Systems Inc., InteliSys Aviation Systems Inc.; InteliSys Acquisition Inc. and InteliSys (NS) Co. (the “Canadian Subsidiaries”), filed with the Queens Bench of the Province of New Brunswick, Canada, a Notice of Intention to make a Proposal under the Canadian Bankruptcy and Insolvency Act (the “Notice of Intention”).

On August 7, 2006, we filed with the Queens Bench of the Province of New Brunswick, Canada, a Notice of Intention to make a Proposal under the Canadian Bankruptcy and Insolvency Act (the “Notice of Intention”).

On August 31, 2006, we filed with the Queens Bench a proposal to make a settlement with our creditors pursuant to Section 50.4(1) of the Canadian Bankruptcy and Insolvency Act (the “Settlement Proposal”), in which we proposed that our debts be settled as follows: (a) Secured creditors will be paid in accordance with present arrangements or as may be arranged between them and us;  (b) Holders of preferred claims under the Canadian Bankruptcy and Insolvency Act will be paid by September 30, 2006;  (c) Tax liabilities owed by us to the Canadian government will be paid within 90 days after the Settlement Proposal is approved by the Queens Bench; and (d) Unsecured creditors will be paid by September 30, 2006.

On October 4, 2006, the proposal submitted by us and the proposal submitted by our subsidiaries in the Court of Queen’s Bench of the Province of New Brunswick, Canada was approved by the Court. Pursuant to such proposal, a new company consisting of our existing employees and a group of new equity investors (“Newco”) will acquire all the assets of our subsidiaries (the “Subsidiaries”). Jock English, Chief Operating Officer of IYSA will be the Chief Executive Officer and President of Newco. The consideration for such purchase will consist of $200,000 CDN in cash and $250,000 CDN in 3-year 8% notes to be issued by Newco (the “Newco Notes”). Such notes will be secured by all the assets of Newco. In addition, the beneficial ownership of Newco held by certain of the current employees of the Subsidiaries is irrevocably transferred to the holders of the Notes if the intellectual property of Newco is sold, there is a sale of more than 51% of the initial common shares of Newco or the initiation of any process to take Newco public within 3 years of the Court Order. If the Newco Notes are in default, the 3-year period becomes extended to 5 years.

In accordance with the terms of the proposal, the secured claims of the creditors of the Subsidiaries will be assumed by Newco. The unsecured claims of our creditors are to receive $1,250 CDN within two months of court approval of the proposal. After the payment of fees and any taxes owed pursuant to the Income Tax Act (Canada), the Class A Unsecured Creditors of the Subsidiaries shall receive $150 CDN in cash for each claim, the balance of cash from the sale of assets after payment to secured creditors and the balance thereof by having their respective proportion share of the Newco Notes. We, as The Class B Creditor shall not receive any cash or Newco notes from the sale of the subsidiaries. The Class C creditors (the employees of the subsidiaries) shall receive $50,000 CDN in Newco notes to be distributed on a prorata basis.

The Court of Queen’s Bench of the Province of New Brunswick, Canada approved the proposals on October 6, 2006. The Court issued a Court Order ordering the sale of all assets of the subsidiaries to Newco, subject to the conditions of the proposal.

On November 17, 2006, subject to the terms of the Court Order issued by the Court of Queen's Bench of the Province of New Brunswick, all assets of the Canadian Subsidiaries were sold to 627450 New Brunswick Inc.  Accordingly, it is anticipated that there will be a significant change in results for the period ending 12/31/2006. Net loss for the year ended December 31, 2005 was $388,035 compared to anticipated net income for the year ended December 31, 2006 of $4,330,376 due to gains on debt settlement totaling $4,856,874.